BEFORE
                     THE PUBLIC UTILITIES COMMISSION OF OHIO



In the Matter of the Certified Territory of      )   Case No. 05-765-EL-UNC
Monongahela Power Company.                       )



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             COLUMBUS SOUTHERN POWER COMPANY'S AND MONONGAHELA POWER
             COMPANY'S JOINT REPORT IN RESPONSE TO THE COMMISSION'S
                               JUNE 14, 2005 ENTRY
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     Columbus Southern Power Company (CSP) and Monongahela Power Company (Mon
Power) (collectively, "the Companies") state as follows:

     1. CSP and Mon Power are each an "electric light company" under R.C. 4905.03(A)(4) and, thus, a "public utility" as defined by R.C. 4905.02 and an "electric supplier" as defined by R.C. 4933.81(A). Consequently, each is subject to this Commission's general supervisory and regulatory authority provided by R.C. 4905.04 through 4905.06 and, of particular note in this case, the Commission's specific authority provided by R.C. 4905.48 and 4933.85.

     2. On June 14, 2005, the Commission issued an Entry ordering CSP and Mon Power to discuss potential terms and conditions of a transaction through which Mon Power would transfer its Ohio service territory to CSP. Since the issuance of that order, representatives of the Companies have diligently explored the many facets of such a transaction. The Companies' representatives have met multiple times to negotiate the terms and conditions of an acquisition by CSP of Mon Power's Ohio operations, and they have filed status reports with the Commission concerning the progress of those discussions.

     3. The Companies have successfully concluded their negotiations and have entered into an Asset Purchase Agreement (Agreement), attached as Exhibit A and incorporated into this Joint Report. The board of directors of each of the Companies has approved the Agreement. The Agreement, among other things, provides terms and conditions for Mon Power to sell to CSP and for CSP to purchase from Mon Power the utility property located in Ohio, except certain excluded assets, that Mon Power currently uses to provide electric service to its Ohio customers and, pursuant to the Commission's Entry, provides for the transfer of Mon Power's certified territory and, thus, the rights and obligations to provide electric service to customers in that certified territory to CSP.

     4. R.C. 4905.48 (B) and (C) provide that "[w]ith the consent and approval of the public utilities commission: . . . (B) Any public utility may purchase or lease the property, plant, or business of any other such public utility [and]
(C) Any such public utility may sell or lease its property or business to any other such public utility." The Companies are both "electric light compan[ies]" under R.C. 4905.03(A)(4) and, thus, "public utilit[ies]" under R.C. 4905.02. As a result, the Commission has jurisdiction pursuant to R.C. 4905.48 to consider the purchase and sale of Ohio utility property described in this Joint Report.

     5. Certain of the principle terms and conditions of the Agreement are as follows: Under the Agreement, CSP will purchase, with certain exceptions, the assets located in Ohio and used by Mon Power in its Ohio transmission and distribution business described in Section 2.1 (and the related schedules to Section 2.1), including the rights to serve Mon Power's existing certified service territory in Ohio. CSP will also assume the obligations arising out of or related to the ownership or operation of the acquired assets, as described in
Section 2.3 of the Agreement. According to Section 3.1 of the Agreement, the purchase price will be the net book value of the acquired assets plus $10


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million. The purchase price is subject to a post-closing true-up as described in
Section 3.2. Section 3.3 specifies the method for allocating the purchase price among the acquired assets. Sections 8.2 and 8.3 contain conditions to the obligations of CSP and Mon Power to effectuate the transactions contemplated by the Agreement. One such condition, included in both Section 8.2(f) and Section 8.3(f), is that the Commission must have ordered the transactions contemplated by the Agreement to proceed, that order has become a final order, and the terms and conditions of the order must not be materially different than the terms and conditions set forth in this Joint Report.

     6.  In support of the Joint Report, the following exhibits are submitted:

         o Exhibit 1 - Asset Purchase Agreement between Mon Power and CSP dated August 2, 2005;

         o Exhibit 2 - Verification by the President and Secretary of CSP attesting to the truth of the Joint Report; and

         o Exhibit 3 - Verification by the President and Secretary of Mon Power attesting to the truth of the Joint Report.

     7. The purchase and sale of Mon Power's utility assets located in Ohio is necessary to enable CSP and Mon Power to (1) accomplish the objective of the Commission's June 14 Entry "of transferring Mon Power's Ohio territory to CSP," and (2) it does so in a manner that is in the public interest. The Agreement is in the public interest because there will be a seamless transition of Mon Power's existing customers to CSP, including CSP rates, which will promote rate stabilization for those customers. As the Commission implicitly recognized by ordering CSP and Mon Power to explore CSP acquiring Mon Power's Ohio utility assets and customers, CSP is a managerially competent and financially stable


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

electric light company that will provide quality electric service to Mon Power's existing customers at just and reasonable rates.

     8. This Joint Report provides a sufficient basis for the Commission to conclude that, after the transaction, Mon Power's existing customers will be "furnished adequate service for a reasonable and just rate." R.C. 4905.48. In fact, this Joint Report, together with its exhibits, demonstrates that the asset sale is in the public interest and that Mon Power's current customers will not be adversely affected and, in fact, will benefit from the sale because it promotes rate stabilization.

     9. The Companies anticipate that the Commission will consider this Joint Report and the Companies' Asset Purchase Agreement and, if it concludes that the Agreement's terms and conditions provide a reasonable basis for the transfer of Mon Power's Ohio certified service territory and Ohio customers to CSP, it will take the action under R.C. 4905.48, on an expedited basis, necessary for the Companies to complete the asset sale and purchase.

     10. Pursuant to R.C. 4933.83, the electric light companies, such as Mon Power and CSP, that are the "electric suppliers" within their assigned certified territories have the exclusive right and obligation to provide electric distribution service and all other non-competitive retail electric services to customers located in those certified territories. During their market development periods, pursuant to R.C. 4928.35, and after their market development periods, pursuant to R.C. 4928.14, "electric distribution utilities
(EDUs)," such as CSP and Mon Power, also have an obligation to provide customers within their certified territories a standard service offer of all competitive retail electric services, including a firm supply of electric generation service.


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

          The Commission, under R.C. 4933.85, and consistent with its June 14 Entry directing the Companies to explore the transfer of Mon Power's Ohio service territory to CSP, may order an electric supplier to assume the right and obligation to provide electric services to customers within the certified territory of another electric supplier that has consented to the transfer of such certified territory if it finds that the transfer "is not contrary to the public interest." As a result of R.C. 4928.35 and 4928.14, the obligation imposed on an EDU, such as CSP, which becomes the new electric supplier as the result of such a Commission-ordered transfer, includes the requirement to provide a standard service offer that includes a firm supply of generation service. Once that public interest determination has been made and the Commission orders a transfer of the certified territory, the new electric supplier succeeds to the rights and obligations that R.C. 4933.81 through 4933.84 previously established. See R.C. 4933.85.

     11. The Companies' Agreement sets forth their agreed-upon conditions for transferring Mon Power's existing customers and its right and obligation to provide electric service to consumers within its certified territory to CSP. In addition, as set forth in the next two paragraphs, CSP and Mon Power have certain conditions that the Commission should order as part of implementing the Agreement. As is the case with regard to the sale and purchase of Mon Power's Ohio utility property, the Companies anticipate that the Commission will conclude that the Agreement's terms and conditions and the terms and conditions set forth in the next two paragraphs provide a reasonable basis for the transfer of Mon Power's Ohio certified service territory and Ohio customers to CSP and that such a transfer is in the public interest, and will conclude that it should issue an expedited order directing CSP to assume the right and obligation to provide electric service to consumers within Mon Power's certified service


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territory and approving Mon Power's voluntary transfer of that certified territory to CSP.

     12. The transfer of Mon Power's Ohio service territory to CSP presents certain issues for CSP that need to be resolved by any Commission order directing CSP to assume the right and obligation to provide electric service to consumers within Mon Power's certified service territory. These issues and CSP's proposed resolutions are as follows:

          A.  Rates to be Charged to Acquired Mon Power Customers
              ---------------------------------------------------

          CSP proposes that those customers be charged rates established in CSP's Rate Stabilization Plan proceeding -- Case No. 04-169-EL-UNC. One exception to this general proposition is that Mon Power's large Commercial and Industrial (C&I) customers will be assessed a nonbypassable surcharge on a per Kwh basis set at a level to produce $10 million over an approximately five-year period. The surcharge will remain in effect until the $10 million is recovered, including a carrying charge on the unrecovered balance of the $10 million at the weighted average cost of capital computed in a manner consistent with the method employed by CSP in Case No. 04-169-EL-UNC. The Companies will provide the Staff with an accounting of the revenues collected under the surcharge to demonstrate that there is not an over recovery. The $10 million represents a portion of the purchase price of Mon Power's property under the Agreement attributable to Mon Power's agreement to terminate all litigation, including appellate proceedings, concerning Mon Power's attempts to recover its wholesale power costs for default generation services provided to its large C&I customers by charging them Market-Based Standard Service Offer rates or a Purchased Power Recovery Surcharge beginning January 1, 2004.


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

          B. Deferral of Regulatory Assets for Collection in CSP's Next Distribution Rate Case
              ----------------------

          CSP's acquisition of Mon Power's service territory will cause CSP to incur a variety of operating and capital expenses it otherwise would not incur. The expenses are for items such as system integration, equipment, easements and title transfers, SCADA and other telecommunications systems, and additional employees, as well as carrying charges thereon in the manner described in paragraph 12 A above.

          CSP proposes that the Commission permit it to defer the actual dollars and carrying charges associated with these items for recovery as part of CSP's next distribution rate case. CSP also requests that it be permitted to defer depreciation expense associated with the capital items until that capital is included in rate base in a future rate proceeding. The reasonableness of these expense levels will be subject to Commission review in that rate proceeding.

          C. CSP Power Supply and Recovery of Difference Between CSP's Power Acquisition Costs and Revenues Produced Under CSP's Rates for CSP's Rate Stabilization Period - January 1, 2006 through December 31, 2008.
               ------------------

          Mon Power has agreed to sell CSP 100% of its power requirements to serve the new load associated with the former Mon Power customers from January 1, 2006 through May 31, 2007. The charge for that power will be $45 per MWh. For the purpose of serving the load associated with the former Mon Power service territory from June 1, 2007 through December 31, 2008 CSP will conduct a Request for Proposals. The price associated with serving that load will be based upon the winning bid(s). For the entirety of the three-year period, the difference between the revenues collected under CSP's base generation rates (i.e. without any existing or new generation rate surcharges) and CSP's power costs under the power purchase agreement with Mon Power and RFP bid(s) (the revenue differential) will qualify for recovery under the "4%" provision of CSP's Rate


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

Stabilization Plan as resulting from the Commission's order that CSP extend service at CSP's rates to Mon Power's Ohio service territory.(1) For the first year, the difference is expected to be approximately $17 to 19 million. CSP seeks approval, as part of an order in this proceeding, to collect this amount from all of CSP's current and new customers at a generation surcharge level based upon expected load in 2006. For 2007 and 2008 CSP will be entitled to recover the revenue differential under the 4% provision applicable to each of those years. CSP will make filings prior to each of those years based on the remaining portion of the power purchase agreement and the RFP bid(s) and the base generation rates applicable to each year.

          D.   Mon Power Existing Regulatory Assets and Liabilities
               ----------------------------------------------------

          CSP will be acquiring certain regulatory assets and liabilities on Mon Power's books associated with Mon Power's Ohio service territory. These regulatory assets and liabilities will transfer to CSP's balance sheet to be recovered in its next distribution rate case. These regulatory assets and liabilities are related to:

        ASSETS
        1.      Deferred Taxes (Current)         $   171,000
        2.      Deferred Taxes                   $ 2,912,000
        3.      Ohio Kwh Tax                     $   645,000
        4.      Ohio Consumer Education          $   176,000
        5.      Line Extension Costs             $    78,000

        LIABILITIES
        1.      Deferred Taxes                   $    51,000
        2.      Ohio Consumer Education          $   176,000
        3.      Non-Utility COR                  $    (1,000)

                Net Regulatory Assets            $ 3,756,000


--------------------

     1 The "4%" provision refers to Paragraph 3 of the Companies' Rate Stabilization Plan application. The Commission approved that provision. See pages 21 and 22 of the Commission's Opinion and Order in Case No. 04-169-EL-UNC, dated January 26, 2005.


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

     CSP seeks Commission approval of this recovery as part of its order that CSP extend its service to Mon Power's Ohio service territory.

          E.   Effective Date of Transfer of Service Territory
               -----------------------------------------------

          CSP contemplates that the Commission's directive for CSP to extend its service to Mon Power's Ohio service territory should be issued in time to permit the transfer of service territory no earlier than December 31, 2005 and to eliminate the need for Mon Power to complete a competitive bidding process (in order to acquire a wholesale power supply) for a market-based standard service offer beginning January 1, 2006.

          F.   Collection of Mon Power Accounts Receivable
               -------------------------------------------

          After a transfer of Mon Power's existing customers to CSP, Mon Power will still have accounts receivable for those customers with respect to regulated services (including all standard offer services) that Mon Power provided to them when it was their EDU prior to the transfer. Mon Power and CSP believe that under the Commission's rules governing disconnection of customers for non-payment of bills for regulated services provided by an EDU,(2) CSP would not have authority to disconnect former Mon Power customers of non-payment of bills for regulated services provided by Mon Power. Accordingly, Mon Power and CSP seek a waiver of the applicable rules, so that CSP may disconnect service to such customers in the event of non-payment of bills for regulated services that Mon Power provided.

--------------------

     2 Chapter 4901:1-18 (provisions applicable to disconnection of service to residential customers) and Sections 4901:1-10-15 through 17 (provisions applicable to disconnection of service to nonresidential customers), Ohio Admin Code.


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

     13. The transfer of Mon Power's Ohio service territory to CSP presents certain other issues for Mon Power that also require resolution. Those issues and Mon Power's proposed resolutions are as follows:

          A. Currently pending before the Commission is a complaint by Industrial Energy Users - Ohio against Mon Power in Case No. 04-1482-EL-CSS. Mon Power's request for approval of the sale of its Ohio utility property and consent to the transfer of its certified territory to CSP is conditioned on the Commission's dismissal with prejudice of the pending complaint in Case No. 04-1482-EL-CSS as part of any order approving the asset sale and consenting to the certified territory transfer.

          B. Simultaneous with the sale of its Ohio utility property and the transfer of its certified territory to CSP, Mon Power requests that the Commission cancel its existing P.U.C.O tariffs. In addition, Mon Power requests that the Commission confirm in any order implementing these transactions that all electric service agreements or other tariff-based agreements that Mon Power entered into pursuant to its P.U.C.O tariffs and that incorporate provisions of those tariffs as essential terms of the electric service agreements are terminated at the time those related tariffs are cancelled.

     14. The Companies respectfully submit that the sale by Mon Power and the purchase by CSP of the utility property, with certain exceptions, located in Ohio that Mon Power currently uses to provide electric service to its Ohio customers and the transfer to CSP of Mon Power's Ohio customers and Mon Power's exclusive right and obligation to provide electric service to customers in its certified territory, in the manner described in this Report, are appropriate, reasonable, and in the public interest. Therefore, the transaction should be approved as the basis for an order directing CSP to assume the right and obligation to serve Mon Power's Ohio certified service territory and to


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incorporate Mon Power's certified territory into CSP's existing certified territory and approving and consenting to Mon Power's voluntary transfer of its certified territory to CSP.


     WHEREFORE, the Companies respectfully request that if based on this Joint Report the Commission orders CSP to extend its certified service territory to include Mon Power's existing certified service territory, it should:

     (1) Find that the sale by Mon Power and the purchase by CSP of the utility property, with certain exceptions, located in Ohio that Mon Power currently uses to provide electric service to its Ohio customers, in the manner described in this Joint Report (including the Agreement), are in the public interest; that, as a result of such sale and purchase, the public will be furnished adequate service for a reasonable and just rate, rental, toll, or charge; and that the transfer to CSP of Mon Power's Ohio customers and Mon Power's exclusive right and obligation to provide electric service to customers in its Ohio certified territory, in the manner described in this Joint Report (including the Agreement), are appropriate, reasonable, and in the public interest.

     (2) By its Order, issued pursuant to R.C. 4905.48 (B) and (C), and in the manner described in this Joint Report (including the Agreement), direct CSP to purchase from Mon Power and approve the sale by Mon Power to CSP of the utility property located in Ohio that Mon Power currently uses to provide electric service to its Ohio customers;

     (3) By its Order, pursuant to R.C. 4933.85, and in the manner described in this Joint Report (including the Agreement), direct CSP to assume the


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          right and obligation to provide electric service to consumers within
          Mon Power's certified service territory and consent to Mon Power's transfer of its certified territory to CSP;

     (4) Dismiss with prejudice the complaint in, and close of record, Case No. 04-1482-EL-CSS; and

     (5) Grant the Companies any further relief that the Commission determines they are entitled to, and that is necessary or advisable in this matter.









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Respectfully submitted,                  Respectfully submitted,



__________________________________       _______________________________________
Marvin I. Resnik                         Daniel R. Conway
American Electric Power Service          Porter Wright Morris & Arthur LLP
   Corporation                           41 South High Street
1 Riverside Plaza, 29th Floor            Columbus, Ohio  43215
Columbus, Ohio 43215                     (614) 227-2270
(614) 716-1606                           Fax No. (614) 227-2100
Fax: (614) 716-2950                      E-mail:  dconway@porterwright.com
E-mail: miresnik@aep.com

COUNSEL FOR COLUMBUS SOUTHERN            COUNSEL FOR MONONGAHELA
POWER COMPANY                            POWER COMPANY





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